UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Purple Innovation, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

74640Y106

(CUSIP Number)

December 31, 2022

(Date of Event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[  ] Rule 13d-1(c)

[  ] Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 or the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74640Y106	Page 1 of 6 Pages

1.

NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Schwartz Investment Counsel, Inc. ("SICI"), FEIN XX-XXX5495 and Schwartz Investment Trust ("SIT"), on behalf of its series Funds, Schwartz Value Focused Fund and FEIN XX-XXX6713, Ave Maria Value Fund, FEIN XX-XXX4145.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION SICI - Michigan SIT - Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER SICI - 74,500 shares SIT- 1,584,490 shares
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER SICI- 74,500 shares SIT- 1,584,490 shares
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON SICI- 74,500 shares SIT- 1,584,490 shares

Page 2 of 6 Pages

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) SICI- 0.08% SIT- 1.73%
12.	TYPE OF REPORTING PERSON SICI - IA SIT - IV

Page 3 of 6 Pages

Item 1.	(a)	Name of Issuer Purple Innovation, Inc.

	(b)	Address of Issuer’s Principal Executive Offices 4100 North Chapel Ridge Road, Suite 200 Lehi, Ut 84043

Item 2.	(a)	Name of Person Filing Schwartz Investment Counsel, Inc. ("SICI") and Schwartz Investment Trust ("SIT")

	(b)	Address of Principal Business Office or, if none, Residence 801 W. Ann Arbor Trail, Suite 244 Plymouth, MI 48470

	(c)	Citizenship: SICI-MI, SIT-OH

	(d)	Title of Class of Securities: Class A Common Stock

	(e)	CUSIP Number: 746406Y106

Item 3. If this statement is filed pursuant to (s)240.13d-1(b), or (s)240.13d-2(b), or (c), check whether the person filing is a:

(d)	[X]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[X]	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).

13G	Page 4 of 6 Pages

Item 4. Ownership

(a)	Amount Beneficially Owned:		SICI- 74,500 shares, SIT- 1,584,490 shares
(b)	Percent of Class		SICI- 0.08%, SIT-1.73%
(c)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote	SICI- 74,500 shares, SIT- 1,584,490 shares
	(ii)	shared power to vote or to direct the vote	None
	(iii)	sole power to dispose or to direct the disposition of	SICI- 74,500 shares, SIT- 1,584,490 shares
	(iv)	shared power to dispose or to direct the disposition of	None

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

13G	Page 5 of 6 Pages

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group

Not Applicable

13G	Page 6 of 6 Pages

Item 10. Certification

(a) The following certification shall be included if the statement is filed pursuant to 240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	January 6, 2023	Date:	January 6, 2023

Signature:	/s/ George P. Schwartz	Signature:	/s/ George P. Schwartz
Name:	George P. Schwartz	Name:	George P. Schwartz
Title:	Chairman/Chief Executive Officer	Title:	President
Schwartz Investment Counsel, Inc.		Schwartz Investment Trust